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                                                  EXHIBIT 12 Page 1 of 1

              NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (Millions of Dollars)

                                       Year ended December 31
                          ------------------------------------------------
                            1993      1992     1991 (1)   1990     1989
                            ----      ----     ----       ----     ----
EARNINGS

Income before income
 taxes as reported       $  898.6  $  875.3  $  143.6  $  875.4  $  932.7
Add:
 Total interest expenses
   (as detailed below)      160.7     161.6     151.4     121.4      95.8
 Income (loss) of
   partially owned
   entities (2)              (2.6)      2.0       1.3       0.8       1.0
 Subsidiaries' preferred
   dividend requirement       2.7       2.7       3.3       3.2       3.6
                         --------  --------  --------  --------  --------
   Income before income
     taxes, as adjusted  $1,059.4  $1,041.6  $  299.6  $1,000.8  $1,033.1
                         ========  ========  ========  ========  ========
FIXED CHARGES

Interest expense on debt $   98.6  $  109.0  $   99.7  $   78.0  $   50.7
Other interest expense       38.7      33.0      34.8      26.6      28.2
Calculated interest
 portion of rent expense     23.4      19.6      16.9      16.8      16.9
                         --------  --------  --------  --------  --------
     Total interest
       expenses             160.7     161.6     151.4     121.4      95.8
Capitalized interest         21.7      17.9      19.3      17.8      18.5
Subsidiaries' preferred
 dividend requirement
 on a pretax basis            4.3       4.2       4.9       5.2       5.5
                         --------  --------  --------  --------  --------
     Total fixed charges $  186.7  $  183.7  $  175.6  $  144.4  $  119.8
                         ========  ========  ========  ========  ========
RATIO OF EARNINGS TO
 FIXED CHARGES               5.67      5.67   1.71(1)      6.93      8.62

(1)Included in 1991 results is a special charge that increased transportation operating expenses by $680 million (see Note 15 of Notes to Consolidated Financial Statements on page 85).

(2)Includes the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity (see
Schedule VII on page 91).
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